As filed with the Securities and Exchange Commission on March 16, 2015	Registration No. 333 -

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
 _________________________________

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS
 _______________

SOUTH32 LIMITED
(Exact name of issuer of deposited securities as specified in its charter)
  _______________

[N/A]
(Translation of issuer’s name into English)
  _______________

Australia
(Jurisdiction of incorporation or organization of issuer)
 _________________________________

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)
  _______________

399 Park Avenue
New York, New York  10043
(877) 248-4237
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)
  _______________

CT Corporation System
111 Eighth Ave.
New York, NY 10011
 (Address, including zip code, and telephone number, including area code, of agent for service)
 _________________________________

Copies to:

Nicolas Grabar, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036
_________________________________

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing.
☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box :  ☐
_________________________________

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares, each American Depositary Share representing the right to receive five (5) ordinary shares of South32 Limited.	300,000,000 American Depositary Shares	$5.00	$15,000,000.00	$1,743.00
*	Each unit represents 100 American Depositary Shares.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share ("ADSs")	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (17) and (18).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (15).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (14); Reverse of Receipt - Paragraph (17).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (15) and (17).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3) and (6); Reverse of Receipt - Paragraphs (15) and (19).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (23) and (24) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (14).

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (7), (9), (10) and (11).

	(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (8); Reverse of Receipt - Paragraphs (20) and (21).

3.	Fees and charges which may be imposed directly or indirectly on holders of ADSs		Face of Receipt - Paragraph (11).

Item 2. AVAILABLE INFORMATION			Face of Receipt - Paragraph (14).

South32 (the “Company”) publishes the information contemplated in Rule 12g3-2(b)(2)(i) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), on its internet website or through an electronic information delivery system generally available to the public in the Company’s primary trading market.  The electronic information delivery system the Company currently uses for the publication of such reports is www.asx.com.au (or any successor thereof).  As of the date hereof, the Company’s internet website is www.south32.net.  The information so published by the Company cannot be retrieved from the internet website of United States Securities and Exchange Commission (the “Commission”) and cannot be inspected or copied at the public reference facilities maintained by the Commission located (as of the date of the Deposit Agreement) at 100 F Street, N.E., Washington, D.C. 20549.

PROSPECTUS

The Prospectus consists of the form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)
Form of Deposit Agreement, by and among South32 Limited (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (“Deposit Agreement”).  — Filed herewith as Exhibit (a).

(b)	Form of Letter Agreement, by and among the Company and the Depositary. — Filed herewith as Exhibit (b).

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. — Filed herewith as Exhibit (d).

(e)	Certificate under Rule 466. — None.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. — Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

(a)
The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, by and among South32 Limited, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 16th day of March, 2015.

Legal entity created by the Deposit Agreement under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing the right to receive five (5) ordinary shares South32 Limited.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Keith Galfo
Name: Keith Galfo
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, South32 Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Perth, Australia on March 13, 2015.

SOUTH32 LIMITED

By:	/s/ Graham Kerr
Name: Graham Kerr
Title: Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Graham Kerr and David Crawford, each of them, his or her true and lawful attorney-in-fact and agents, each with full power of substitution, for him and in his name, place and stead, in any and all such capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on March 13, 2015.

Signature	Title

/s/ Graham Kerr
Name	Graham Kerr
(Principal Executive Officer and Director)	Chief Executive Officer and Director

/s/ Brendan Harris
Name	Brendan Harris
(Principal Financial Officer and Principal Accounting Officer)	Chief Financial Officer

/s/ David Crawford
Name	David Crawford
(Director)	Chairman

/s/ Keith Rumble
Name	Keith Rumble
(Director)	Director

Signature	Title

Authorized Representative in the United States

/s/ Donald Puglisi
Name	Donald Puglisi
Managing Director, Puglisi & Associates

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page
(a)	Form of Deposit Agreement
(b)	Form of Letter Agreement
(d)	Opinion of counsel to the Depositary